June 12, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

MinebeaMitsumi to Participate in the 2017 Paris Air Show

MINEBEA MITSUMI Inc. (MinebeaMitsumi) will participate in The 52nd Paris Air Show*1 scheduled for Monday, June 19 through Sunday, June 25, 2017 at Le Bourget Exhibition Centre in Paris, France to introduce MinebeaMitsumi Group’s global portfolio of aerospace products and solutions.

On Jan. 27, 2017, Minebea Co. Ltd., whose business focuses on machine processing such as bearings and electronic devices such as motors and sensors, etc., made Mitsumi Electric Co. Ltd., an electronic components manufacturer, a wholly-owned subsidiary to integrate our operations. We changed our company name to MinebeaMitsumi Inc. and embarked on a new start. This will be our first exhibition in the Paris Air Show as MinebeaMitsumi since this business integration. We will be exhibiting products of not only former Minebea and MITSUMI, but also from the Group sales companies in Europe (Germany, France, Italy)*2, the U.K. manufacturing subsidiary, NMB-Minebea UK Ltd. (Lincolnshire, U.K.), the North American manufacturing subsidiary, New Hampshire Ball Bearings, Inc. (New Hampshire, USA. Hereinafter, NHBB), and German manufacturing operation, CEROBEAR GmbH (Herzogenrath, Germany), and appeal products and technologies that world-widely contribute to aircraft manufacturing industry as the MinebeaMitsumi Group.

MinebeaMitsumi Group is a one-of-a-kind bearing manufacturer which manufactures and provides such bearings products as rod-end bearings, spherical bearings and complex ball and roller bearings, etc. being used for aerospace industries at all of the three major aircraft markets in Europe, North America and Asia (Japan and Thailand)*3. In the circumstances where aircraft manufacturers have been accelerating their focus on the global purchasing strategies, MinebeaMitsumi Group is committed to strengthening its world-wide supply and delivery system to quickly respond to various needs and requests of our customers.

As a reference exhibit, we will also display a seatbelt sensor equipped with a battery-less wireless switch (under development) which enables to monitor passengers’ seatbelt state collectively on crew’s tablet. In addition, a proximity sensor which allows a lavatory waste bin-lid to open and close without having to touch it and its automatic open-close mechanism using a small sized motor power structure (under development) will be displayed. As a provider of Electro Mechanics Solutions™*4 which contributes to the IoT era, MinebeaMitsumi combines a broad range of advanced technologies—from high precision machine processing technologies such as bearings, to motors, sensors, semiconductors, and wireless technologies—to create new value with “difference” beyond the realm of common sense.

[Outlook of MinebeaMitsumi booth]

【Major items on display】
•	Rod-end & spherical bearings
•	A wide variety of complex ball bearings and cylindrical roller bearings up to 420 mm O.D.
•	Custom engineered precision mechanical subassemblies
•	Next-up assemblies & machined parts
•	Airframe control bearings (standard series as well as special designs)
•	Aerospace fasteners
•	Battery-less wireless switch for a seatbelt (under development/reference exhibit)
•	Auto open-close mechanism for a lavatory waste bin lid (under development/reference exhibit)

【Aerospace Products on display】
(Center: Rod-end bearings, Upper right: Spherical bearings, Lower right: Roller bearings,
Upper left: Custom engineered precision mechanical subassemblies for aircraft, Lower left: Fasteners)

【Exhibition Overview】
Open to public：June 19 to 25, 2017　8:30～18:00
The Paris Air Show 2017 Official Website：https://www.siae.fr/en/
Booth No.：Hall 3, Stand B18

*1 “The Paris Air Show” is organized by Salon International de l’Aeronautique et de l’Espace (SIAE), a subsidiary of GIFAS (the French Aerospace Industries Association). The air show will take place at Le Bourget exhibition center in Le Bourget International Airport located in the suburbs of Paris, France. The air show is to be held every other year alternately at the Farnborough Airport in Hampshire, England as Farnborough International Airshow and at Le Bourget exhibition center. Exhibitors include such aircraft manufacturers as Boeing and Airbus, etc. and many other affiliated companies. Please take a look at its official web-site (on a separate window).

*2 NMB-Minebea GmbH (Langen, Germany), NMB Minebea S.a.r.l. (Baillet en France, France), NMB Italia S.r.L. (Milano, Italy)

*3 The aerospace market requires bearings of extremely high precision to withstand environments of high temperature, high speed, and heavy load. MinebeaMitsumi Group has extensive experience designing, manufacturing, and servicing our aerospace customers and providing solutions for their most demanding applications. MinebeaMitsumi Group has obtained certification for both standard and custom-designed product from major aircraft manufacturers in Europe, North America, and Japan.

*4 “Electro Mechanics Solutions” is a registered trademark in Japan of MinebeaMitsumi Inc. Its registration No. is 5322479.

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■Media inquiries: Corporate Communications Office Phone: +81-(0)3-6758-6703 Fax: +81-(0)3-6758-6718